--------------------------------------------------------------------------------

As filed with the Securities and Exchange Commission on July 26, 1999.

                                                       Registration No.333-82497
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  PRE-EFFECTIVE
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                           IBIS TECHNOLOGY CORPORATION
             (Exact name of registrant as specified in its charter)

                MASSACHUSETTS                                 04-2987600
(State or other jurisdiction of incorporation              (I.R.S. Employer
                or organization)                         Identification Number)

                              32 CHERRY HILL DRIVE
                          DANVERS, MASSACHUSETTS 01923
                                 (978) 777-4247

          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                                 MARTIN J. REID
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           IBIS TECHNOLOGY CORPORATION
                              32 CHERRY HILL DRIVE
                          DANVERS, MASSACHUSETTS 01923
                                 (978) 777-4247
       (Name, address, including zip code, and telephone number, including area code, of agent for service)



                                 WITH A COPY TO:


                          JONATHAN L. KRAVETZ, ESQUIRE
               MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
                              ONE FINANCIAL CENTER
                           BOSTON, MASSACHUSETTS 02111
                                 (617) 542-6000


        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
    As soon as practical after this Registration Statement becomes effective.


   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.                                                                        / /

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest
reinvestment, check the X following box.                                    /X/

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.                     / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                      / /


   If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.                                             / /



THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                EXPLANATORY NOTE

         This Registration Statement includes two prospectuses: (i) a prospectus supplement that relates to the proposed offering of 1,000,000 shares of common stock as described therein, currently planned to commence as soon as practicable after the effective date of the Registration Statement, and (ii) a base prospectus that relates to a shelf offering from time to time by the Registrant of up to 2,000,000 shares of common stock. Upon completion of the proposed offering covered by the prospectus supplement, 1,000,000 shares of common stock will remain available for offering from time to time by the Registrant pursuant to the base prospectus for the shelf offering.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED JULY 26, 1999

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JULY ___, 1999)


                                1,000,000 SHARES

                                     [LOGO]

                           IBIS TECHNOLOGY CORPORATION

                                  COMMON STOCK

         We are selling 1,000,000 shares of common stock. Our common stock is traded on the Nasdaq National Market under the symbol IBIS. On July 22, 1999, the last reported sales price for our common stock was $32.50.

         INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 2 OF THE PROSPECTUS.

                                                                                    Per
                                                                                   Share                Total
                                                                                   -----                -----

Public offering price......................................................     $_____               $__________
Underwriting discounts.....................................................     $_____               $__________
Proceeds, before expenses, to Ibis Technology..............................     $_____               $__________


         Delivery of the shares of common stock will be made on or about ___, 1999, against payment in immediately available funds.


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                           SOUNDVIEW TECHNOLOGY GROUP


                Prospectus Supplement dated ______________, 1999

              IN THIS PROSPECTUS SUPPLEMENT, "WE", "US", AND "OUR" REFER TO IBIS TECHNOLOGY CORPORATION.



                -----------------



                TABLE OF CONTENTS


      PROSPECTUS SUPPLEMENT                      PAGE

Prospectus Supplement Summary....................S-3
Use of Proceeds..................................S-5
Price Range of Common Stock......................S-5
Capitalization...................................S-6
Dilution.........................................S-6
Selected Financial Data..........................S-7
Business.........................................S-8
Management.......................................S-12
Forward Looking Statements.......................S-14
Underwriting.....................................S-14
Legal Matters....................................S-15
Experts..........................................S-15


      PROSPECTUS                                 PAGE


 The Company...................................... 3
 Risk Factors..................................... 4
 Where to Find More Information...................11
 Incorporation of Documents by Reference..........11
 Forward Looking Statements.......................12
 Use of Proceeds..................................12
 Dividend Policy..................................12
 Plan of Distribution.............................12
 Description of Securities........................14
 Legal Matters....................................14
 Experts..........................................14


                -----------------


         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS OR THE DOCUMENTS INCORPORATED BY REFERENCE. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS SUPPLEMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT MAY ONLY BE ACCURATE AS OF THE DATE OF THIS PROSPECTUS SUPPLEMENT.

                          PROSPECTUS SUPPLEMENT SUMMARY

                  THIS SUMMARY IS QUALIFIED BY MORE DETAILED INFORMATION APPEARING IN OTHER SECTIONS OF THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE. THE OTHER INFORMATION IS IMPORTANT, SO PLEASE READ THIS ENTIRE PROSPECTUS SUPPLEMENT, THE PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE CAREFULLY. YOU MUST ALSO CONSULT THE MORE DETAILED FINANCIAL STATEMENTS, AND NOTES TO FINANCIAL STATEMENTS, INCORPORATED BY REFERENCE IN THE PROSPECTUS. THE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT CONTAIN FORWARD-LOOKING STATEMENTS AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF THE RISK FACTORS DESCRIBED IN THE PROSPECTUS.


                                   THE COMPANY

              Ibis Technology Corporation develops, manufactures and markets SIMOX-SOI implantation equipment and wafers for the worldwide semiconductor industry. SIMOX, which stands for Separation by IMplantation of OXygen, is a form of silicon-on-insulator, or SOI, technology that creates an insulating barrier below the top surface of a silicon wafer. Our proprietary Ibis 1000 oxygen implanter produces SIMOX-SOI wafers by implanting oxygen atoms just below the surface of a silicon wafer to create a very thin layer of silicon dioxide between the thin operating region of the transistor at the surface and the underlying silicon itself. The layer of silicon dioxide acts as an insulator for the devices etched on the surface of the silicon wafer and reduces the electrical current leakage which otherwise slows chip performance and increases the loss of power during circuit operation. Through this process, our customers can produce integrated circuits which we believe offer significant advantages over circuits constructed on conventional silicon wafers, which advantages include:

                -   improved microprocessing speed,
                -   reduced power consumption, and
                -   higher temperature operation.

               These characteristics make SIMOX-SOI wafers, and the finished integrated circuits, well-suited for many commercial applications, including:

                -   servers and workstations,
                -   portable and desktop computers,
                - wireless communications devices, such as laptop computers, personal digital assistants and mobile phones,
                -   integrated optical components, and
                -   automotive electronics.

               Ibis was incorporated in Massachusetts on October 7, 1987 and commenced operations in January 1988. Our executive offices are located at 32 Cherry Hill Drive, Danvers, Massachusetts 01923 and our telephone number is (978) 777-4247.

                               RECENT DEVELOPMENTS

                  On July 23, 1999, we publicly disseminated a press release announcing our results for the second quarter and first half of 1999.

               Our revenues for the second quarter ended June 30, 1999
      were $5,107,000, slightly less than the $5,304,000 reported in the comparable quarter for 1998. For the first half of 1999, total revenues increased 37 percent to $9,555,000 from $7,001,000 reported for the first
      six months of 1998.      The increase in revenues for the first six
      months was due primarily to revenue derived from the recognition of revenue from the sale of Ibis 1000 implanters and a 31 percent increase in wafer product sales.

               Net income for the second quarter of 1999 was $248,000 or $0.03 per share, compared to $86,000, or $0.01 per share, in the comparable period for 1998. For the six months ended June 30, 1999, net income was $494,000, or $0.07 per share, compared to a net loss of $823,000, or $0.12 per share, in the comparable period a year ago.


                                  THE OFFERING

                  The number of shares to be outstanding after the offering excludes 837,479 shares of common stock reserved for issuance upon exercise of options and warrants outstanding as of June 30, 1999 with a weighted average exercise price of $9.01 per share.

      Shares we are offering..................................    1,000,000 shares

      Shares to be outstanding after the offering.............    8,004,081 shares

      Use of proceeds.........................................    To fund research and development,
                                                                  capital expenditures, working capital
                                                                  and for other general corporate
                                                                  purposes.

      Nasdaq National Market symbol...........................    IBIS


                                 USE OF PROCEEDS

              We estimate our net proceeds from the offering to be $_____ based on an assumed public offering price of $_____ per share. We currently intend to use the net proceeds from the sale of our common stock to fund research and development, capital expenditures, working capital and for other general corporate purposes. Depending on our circumstances at the time the net proceeds of this offering become available, if at all, we may use these net proceeds for purposes other than those described above.


                           PRICE RANGE OF COMMON STOCK

              Our common stock began trading on May 20, 1994 on the Nasdaq SmallCap Market and on the Boston Stock Exchange. Prior to May 20, 1994, there was no public market for our common stock or any of our other securities. On April 4, 1996, we commenced trading on the Nasdaq National Market System. Our common stock is traded under the symbol "IBIS". The following table sets forth, for 1997 and 1998 and for the first three quarters to date for 1999, the high and low sale prices for the common stock as reported by the Nasdaq National Market System.

                                                                           COMMON STOCK
                                                                           ------------
                                                                        HIGH           LOW
                                                                        ----           ---
              1997:

                  First Quarter....................................    $  8.13       $ 5.13
                  Second Quarter...................................    $ 11.88       $ 5.13
                  Third Quarter....................................    $ 12.88       $ 8.50
                  Fourth Quarter...................................    $ 14.63       $ 7.00

              1998:

                  First Quarter....................................    $ 11.88       $ 7.25
                  Second Quarter...................................    $ 13.56       $ 9.38
                  Third Quarter....................................    $ 13.75       $ 7.69
                  Fourth Quarter...................................    $ 11.69       $ 9.13

              1999:

                  First Quarter....................................    $ 19.63       $ 9.88
                  Second Quarter...................................    $ 33.50       $17.25
                  Third Quarter (through July 23, 1999)............    $ 32.50       $37.13


                                 CAPITALIZATION

         The following table sets forth our capitalization as of March 31, 1999:

         -        on an actual basis, and
         - to reflect our receipt of the estimated net proceeds from the sale of 1,000,000 shares of common stock at an assumed offering price of $___ per share.


                                                                                     March 31, 1999
                                                                                -----------------------
                                                                                Actual      as Adjusted
                                                                                ------      -----------
                                                                                     (in thousands)

Long-term debt, less current portion......................................      $      37    $       37
                                                                                ---------    ----------
Stockholders' equity:
     Preferred Stock, undesignated, $.01 par value; 2,000,000 shares
         authorized, no shares issued or outstanding......................             --            --
     Common Stock, $.008 par value; 20,000,000 shares authorized; shares
         issued and outstanding: 6,924,443 actual; 7,924,443 as adjusted..             55            63
Additional paid-in capital................................................         36,905
Accumulated deficit.......................................................        (15,810)      (15,810)
                                                                                ---------    ----------
         Total stockholders' equity.......................................         21,151
                                                                                ---------    ----------
         Total capitalization.............................................      $  21,188    $
                                                                                ---------    ----------
                                                                                ---------    ----------


              The numbers in this table exclude 901,493 shares of common stock reserved for issuance upon the exercise of options and warrants outstanding as of March 31, 1999, which have a weighted average exercise price of $8.54 per share.


                                    DILUTION

              Our net tangible book value as of March 31, 1999 was $21 million, or $3.04 per share of common stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Assuming the sale by us of 1,000,000 shares of common stock offered in this offering at a public offering price of $_____ per share and the application of the estimated net proceeds from this offering, our pro forma net tangible book value as of March 31, 1999 would have been $____ million, or $____ per share of common stock. This represents an immediate increase in pro forma net tangible book value of $____ per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $____ per share to new investors. The following table illustrates the per share dilution:

              Public offering price per share................................................................$ ______
                 Net tangible book value per share as of March 31, 1999.....................$   3.04
                 Pro forma increase attributable to new investors...........................  ______
              Pro forma net tangible book value per share after the offering.................................  ______
              Pro forma dilution per share to new investors..................................................$ ______

                             SELECTED FINANCIAL DATA

         The following selected financial data presented for, and as of the end of, each of the years in the three-year period ended December 31, 1998 are derived from our audited financial statements. The selected financial data as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 are derived from our unaudited financial statements, which, in the opinion of management, include all normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for the unaudited periods. The data set forth below should be read in conjunction with our financial statements, related notes and other financial information incorporated by reference into the prospectus. The historical results are not necessarily indicative of the operating results to be expected in the future.

                                                Years Ended December 31,        Three Months Ended March 31,
                                                ------------------------        ----------------------------
                                               1996     1997         1998             1998           1999
                                               ----     ----         ----             ----           ----
                                                         (in thousands, except for per share data)
STATEMENT OF OPERATIONS DATA:

Product sales............................   $   4,766  $  3,389   $  3,149          $  1,007       $  1,300
Contract and other revenue...............         887     3,285      1,284               490            358
Equipment revenue........................       3,800        --     11,033               200          2,790
                                            ---------  --------   --------          --------       --------
    Total revenue........................       9,453     6,674     15,466             1,697          4,448
                                            ---------  --------   --------          --------       --------
Costs of product sales...................       4,042     4,827      4,581             1,313          1,246
Cost of contract and other revenue.......         320     2,454      1,079               366            122
Cost of equipment revenue................       2,625        --      7,244               125          1,954
                                            ---------  --------   --------          --------       --------
    Total cost of revenue................       6,987     7,281     12,904             1,804          3,322
                                            ---------  --------   --------          --------       --------
    Gross profit (loss)..................       2,466      (607)     2,562              (107)         1,126
                                            ---------  --------   --------          --------       --------
Operating expenses:
    General and administrative...........       1,423     1,724      1,823               444            435
    Marketing and selling................         515       466        470               115            207
    Research and development.............       1,477     1,435      1,972               382            386
                                            ---------  --------   --------          --------       --------
    Total operating expenses.............       3,415     3,625      4,265               941          1,028
                                            ---------  --------   --------          --------       --------
    Income (loss) from operations........        (949)   (4,232)    (1,703)           (1,048)            98
                                            ---------  --------   --------          --------       --------
Total other income (expense).............         110       296        538               140            149
                                                                                    --------       --------
Income (loss) before income taxes........        (839)   (3,936)    (1,165)             (908)           247
Income tax expense.......................          (1)       (1)        (1)               (1)            (1)
                                            ---------  --------   --------          --------       --------
Net income (loss)........................   $    (840) $ (3,937)  $ (1,166)         $   (909)      $    246
                                            ---------  --------   --------          --------       --------
                                            ---------  --------   --------          --------       --------
Net income (loss) per common share
                 - basic.................   $    (.18) $   (.69)  $   (.17)         $   (.14)      $    .04
                                            ---------  --------   --------          --------       --------
                                            ---------  --------   --------          --------       --------
                 - diluted...............   $    (.18) $   (.69)  $   (.17)         $   (.14)      $    .03
                                            ---------  --------   --------          --------       --------
                                            ---------  --------   --------          --------       --------
Weighted average common shares
    outstanding  - basic.................       4,722     5,710      6,760             6,671          6,878
                 - diluted...............       4,722     5,710      6,760             6,671          7,199



                                                      AT DECEMBER 31,                      AT MARCH 31,
                                             ----------------------------             ---------------------
                                                1996      1997       1998             1998           1999
                                                ----      ----       ----             ----           ----
                                                                      (in thousands)
BALANCE SHEET DATA:
Working capital..........................   $   8,068  $ 17,249   $ 16,831          $ 11,844       $ 17,384
Total assets.............................      19,542    24,918     24,307            24,771         26,618
Long-term debt, less current portion.....         973       499         40               369             37
Total liabilities........................       5,178     4,161      3,698             4,373          5,467
Stockholders' equity.....................      14,364    20,757     20,609            20,398         21,151

         We have computed net earnings (loss) per share on the basis described for net earnings (loss) per common share in Note 2(g) of Notes to Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 1998.

                                    BUSINESS

COMPANY OVERVIEW


         We develop, manufacture and market SIMOX-SOI implantation equipment and wafers for the worldwide semiconductor industry. SIMOX, which stands for Separation by IMplantation of OXygen, is a form of silicon-on-insulator, or SOI, technology that creates a thin insulating layer in a silicon wafer. By isolating a very thin top layer of silicon, which acts as the base for fabricating the semiconductor integrated circuit of a chip, from a major part of the silicon substrate, SOI processes allow integrated circuits to have higher frequency operation and reduced power consumption. These characteristics make SOI wafers well-suited for making integrated circuits that are used in many commercial applications, including servers and workstations, portable and desktop computers, wireless communications devices, optical components and automotive electronics.

--------------------------------------------------------------------------------
SOI: silicon-on-insulator is a semiconductor manufacturing technology in which an insulating layer is created in a silicon wafer.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
SIMOX: Separation by IMplantation of OXygen is an SOI technique whereby oxygen is implanted below the top surface of a silicon wafer.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
WAFER: the round disk of silicon that is used as a base, or substrate, upon which integrated circuits are fabricated.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
INTEGRATED CIRCUITS: or chips, are thousands or millions of transistors fabricated on a small piece of silicon.
--------------------------------------------------------------------------------


         We manufacture and sell the oxygen implanters that are used to create SIMOX-SOI wafers, as well as the SIMOX-SOI wafers themselves. Our implanter, the Ibis 1000, is used by IBM, which is producing integrated circuits both for its own products and for future customer applications. Some of our SIMOX-SOI wafer customers include: Bookham Technology, Fujitsu, Honeywell, IBM, Mitsubishi, Motorola and Sharp. We also maintain strategic alliances with some of the world's leading semiconductor companies.

INDUSTRY OVERVIEW

         For many years, the semiconductor industry has succeeded in achieving, with remarkable regularity, dramatic improvements in the size, performance and cost of integrated circuits. These improvements have been made possible through continuing advances in chip design, through the use of different processing techniques and, more recently, by using different conductive materials on the silicon wafers. It is becoming more and more difficult to improve the performance of a chip through feature size reduction, which means shrinking the size of a chip's transistors and interconnecting circuitry. Therefore, making chips that are smaller and faster and that consume less power is increasingly being accomplished by using new techniques to isolate or enhance the basic building block of an integrated circuit - the transistor. Among these new techniques is silicon-on-insulator, or SOI.

         SOI is a technique whereby a layer of insulating material, silicon dioxide, is sandwiched between a layer of silicon and the underlying silicon that makes up the rest of the wafer substrate. In integrated circuit production, the transistors are fabricated on the surface of the top silicon layer. Isolating the top layer, and, therefore, the transistors, from the rest of the silicon substrate reduces the electrical current leakage that would otherwise slow chip performance and increase the loss of power during circuit operation.

                                THE SOI ADVANTAGE
                                    [graphics]

         The key advantages of SOI are the increase in operating performance and the decrease in power consumption. IBM has found SOI technology to improve performance by 25% to 35% - the equivalent of approximately two years of chip design advances on conventional silicon. Decreased power consumption - shown to be as much as 25% to 85% less - is a key benefit of SOI that makes the technology well-suited for portable device applications such as laptop computers, personal digital assistants and mobile phones. SOI-based devices can also operate at higher temperatures than conventional silicon, which is particularly critical in applications where the environment is harsh, such as in automotive electronics.

         There are several methods for creating SOI wafers. The two most commercially available methods are SIMOX and bonded wafer techniques. In SIMOX, the insulating layer is achieved by implanting oxygen atoms just below the surface of the silicon wafer using an oxygen implanter such as the Ibis 1000. Then, the wafer is heated at high temperature, or annealed, so that the implanted oxygen becomes a uniform insulating layer of silicon dioxide. In the bonding technique, an oxide layer is grown on the surface of each of two silicon wafers. The wafers are then bonded together to form the sandwich of silicon-oxide-silicon. Then one of the wafers must be split so that a very thin silicon layer remains as the base for the transistors of a chip.

                                THE SIMOX PROCESS
                                    [graphics]


       First, we implant a layer of      Then we heat at high temperature, or
       oxygen ions                       anneal, to make the buried insulating
                                         layer uniform


              Of the two technologies, we believe the SIMOX method has cost and quality advantages over the bonded technique, in part because of the fewer number of steps required compared to the bonded process. SIMOX's lower cost is a key advantage over bonded wafers, given that chip manufacturers wish to minimize the premium paid for an SOI wafer versus a conventional silicon wafer. Currently, SIMOX wafers are about three to six times the cost of conventional silicon wafers. However, we expect the difference in price between SIMOX and silicon wafers to decrease as production volume ramps up and the industry continues the trend towards thinner insulating layers.

              Due to the dramatic increases in performance yielded by SOI wafers, IBM has publicly stated that it will utilize SOI in its next generation PowerPC microprocessors. IBM is presently using SIMOX technology.

     OUR PRODUCTS

              We develop, manufacture and market SIMOX-SOI implantation equipment and wafers for the worldwide semiconductor industry. In 1998, oxygen implantation equipment accounted for 71% of our revenue and SIMOX-SOI wafers accounted for 20%.

              IBIS 1000 - OUR PROPRIETARY OXYGEN IMPLANTER. Since 1989, we have spent more than $16 million to develop our proprietary oxygen implanter, the Ibis 1000, and advanced proprietary processing technologies that enable us to produce SIMOX-SOI wafers capable of meeting the requirements of high volume commercial applications. In 1996, we began selling our Ibis 1000 implanters to semiconductor manufacturers and in 1998 we experienced a significant increase in this aspect of our business. Our Ibis 1000 implanter incorporates our proprietary beam scanning system and technology that facilitates the presentation of wafers to ion beams. The Ibis 1000 currently handles four, five, six and eight inch wafers, operates under vacuum lock and uses cassette loading and automated wafer handling. At present, each Ibis

     1000 can produce between 5,000 and 24,000 wafers per year depending on the wafer size and the type of wafer product produced. Our technology roadmap includes the development of the next-generation oxygen implanter which will include 12-inch, or 300 millimeter, wafer size capability and enhancements to increase throughput, reduce production costs, improve user interface, and simplify the assembly, shipping and installation of the machine at customer sites. In addition, because we have complete production capability to produce and test SIMOX-SOI wafers, we have a significant advantage in enhancing the quality and reliability of the Ibis 1000 and in improving manufacturing efficiencies.

              SIMOX-SOI WAFERS. High quality SIMOX-SOI wafers are created by using our proprietary Ibis 1000 oxygen implanter. In addition to the two Ibis 1000 implanters used for SIMOX-SOI wafer production at Ibis, we own and operate advanced wafer metrology and process equipment and clean room facilities. We believe that our ability to produce SIMOX-SOI wafers provides us with immediate feedback on the quality of our wafers and greater opportunities to enhance quality and reliability of our oxygen implantation equipment and improve manufacturing efficiency. In addition, this ability can facilitate new process and product development and enables us to be more responsive to customer requirements. Our SIMOX-SOI wafer production capabilities have allowed us to establish a SIMOX-SOI wafer and equipment business serving leading semiconductor companies and develop leading edge SIMOX-SOI wafer products, such as our Advantox(R) product line. Our Advantox(R) products have a thinner buried insulating layer which reduces the time required in the implanter, thus reducing the cost of each wafer and increasing the output of the Ibis 1000. This should eventually allow us to reduce the incremental cost of our Advantox(R) products to one to two times conventional silicon. We believe that this will expand the number of applications to which SIMOX-SOI will be applied, specifically high-volume, low cost portable electronics.

     OUR STRATEGY

              We seek to become the world leader in SIMOX-SOI technology with the quality, cost and size required for mainstream commercial applications. Our objective is to make our SIMOX-SOI wafers the preferred advanced materials substrate for mainstream commercial applications. Key elements of our strategy for achieving this objective include:

              CAPITALIZING ON A FUNDAMENTAL TREND IN SEMICONDUCTOR MANUFACTURING. Semiconductor manufacturers face an increasing demand for faster speed, less power consumption, minimum soft error and smaller chip size. These manufacturers prefer to satisfy the demand with minimal additions or modifications to their existing equipment base. SIMOX-SOI technology is a leading alternative to address this need. We plan to focus on our key customers in the semiconductor industry who we expect to lead the way in the adoption of SIMOX-SOI technology. We plan to continue to focus a majority of our technical and marketing resources on these key customers and continue with our joint development activities with all of our customers.

              PURSUING STRATEGIC MARKETING, MANUFACTURING AND DISTRIBUTION ALLIANCES. We intend to continue to pursue relationships through which third parties could distribute some of our products or could assist us in research and development activities. As evidence of this strategy, we have entered into business development agreements or strategic alliances with Mitsubishi Materials Silicon, Motorola and Okmetic of Finland, a key European silicon supplier. In addition, we are pursuing the possibility of forming strategic partnerships with semiconductor capital equipment manufacturers, silicon wafer manufacturers and suppliers of components for our machines. We also intend to pursue partnerships which could give us the right to complementary technology and/or products.

              ENHANCING AND EXTENDING CURRENT PRODUCT OFFERINGS. We intend to use our technical expertise to expand our core product functionality, add products to our existing product line and further advance our process technology. We intend to capitalize on the technology embodied in the Ibis 1000 for our next generation oxygen implanter, which will include 300mm wafer size capability and enhancements to increase throughput and reduce production costs. In addition, we plan to continue to improve existing, and develop additional, SIMOX-Advantox-Registered Trademark-products.

              INCREASING OUR SIMOX-SOI WAFER AND IMPLANTATION EQUIPMENT MANUFACTURING CAPACITY. We recently expanded our Class 10 clean room facility by 32% and increased our Ibis 1000 implanter manufacturing area by approximately 42%. We are currently building an additional Ibis 1000 implanter for internal wafer production. We intend to bring additional implanters on-line at Ibis and further expand our clean room facility, as required by demand. In addition, we are looking at options for additional space, which will be added as the demand for our oxygen implanters requires it.

     MARKETING, SALES AND CUSTOMERS

              We focus our direct selling efforts on the world's leading semiconductor manufacturers, most of which are presently our customers. Our sales personnel together with strategic partners, our senior management and engineering and scientific personnel interact with the research and development, manufacturing, purchasing and marketing departments of our customers. Our objective in these broad-based sales efforts is to promote the adoption of SIMOX-SOI technology on an industry-wide basis.

              Overseas, we rely on our direct sales force, together with the use of strategic partners, to market our products. We have a strategic alliance with Mitsubishi Materials, under which Mitsubishi markets and sells our SIMOX-SOI wafers in Japan and the Pacific Rim. The recent purchase by Mitsubishi Materials Silicon of an Ibis 1000 oxygen implanter will establish SIMOX-SOI manufacturing capability in Japan to service this marketplace. We have also targeted Europe as an area of focus for our products. In April 1998, we entered into a strategic alliance with Okmetic. Under the terms of this agreement, Okmetic will market our SIMOX-SOI wafers in Europe, excluding the United Kingdom.

              Set forth below is a list of some of our customers who have purchased our Ibis 1000 oxygen implanter machines and/or our SIMOX-SOI wafers, either directly from us or through a partner of ours:

              IBIS 1000 CUSTOMERS

              IBM
              Mitsubishi Materials Silicon

              WAFER CUSTOMERS OF OURS                 WAFER CUSTOMERS OF OUR PARTNERS

              Advanced Micro Devices                  Fujitsu
              Allied Signal                           Matsushita
              Bookham Technology                      Mitsubishi Electric
              Digital                                 NEC
              Honeywell                               Oki Electric
              Intel                                   Sony
              IBM                                     TSMC
              Motorola                                Toshiba
              Philips Semiconductor
              Samsung
              Sandia
              Sharp
              Texas Instruments

                                   MANAGEMENT

              The following table sets forth certain information regarding our executive officers and directors as of June 30, 1999:

                               NAME                   AGE                         POSITION(S)
                               ----                   ---                         -----------

              Richard Hodgson .....................   82      Chairman of the Board of Directors
              Martin J. Reid.......................   58      President, Chief Executive Officer and Director
              Debra L. Nelson, C.P.A...............   35      Chief Financial Officer, Treasurer and Clerk
              Angelo V. Alioto.....................   52      Vice President of Sales and Marketing
              Julian G. Blake, Ph.D................   54      Vice President of Engineering
              Bernhard F. Cordts III, Ph.D.........   47      Vice President of Wafer Technology
              Robert P. Dolan......................   39      Vice President of Wafer Manufacturing
              Dimitri Antoniadis, Ph.D ............   52      Director
              Robert L. Gable .....................   68      Director
              Leslie B. Lewis......................   58      Director
              Donald F. McGuinness ................   66      Director
              Lamberto Raffaelli ..................   49      Director
              Peter H. Rose, Ph.D..................   74      Director
              Geoffrey Ryding, Ph.D................   57      Director

              RICHARD HODGSON was elected as Chairman of the Board of Ibis in December 1993 and has served as a director since May 1992. From 1980 to 1998, Mr. Hodgson served as a director of McCowan Associates, an investment management company located in New York City. Mr. Hodgson was a founder of Intel Corporation, a publicly traded corporation, where he continues to serve on the Board of Directors as a Director Emeritus. He is also a director of I-Stat Corporation and Accent Color Sciences, both of which are publicly held, as well as several privately held high technology companies.

              MARTIN J. REID joined Ibis in December 1997 as President and Chief Executive Officer and as a director. From 1991 to 1996, Mr. Reid was President and Chief Executive Officer of Alpha Industries, a publicly held manufacturer of a broad range of Gallium Arsenide products and silicon integrated circuits for the semiconductor industry. He served as a director of Alpha Industries from 1985 to January 1998 and of Secure Technology from 1997 to August 1998 and is currently a director of Asahi America, a publicly held company. Since February 1999, Mr. Reid has also served as a director of Arcom, Inc., a privately held company.

              DEBRA L. NELSON returned to Ibis in February 1998 as Chief Financial Officer, Treasurer and Clerk. From November 1996 to January 1998 Ms. Nelson was Chief Financial Officer of Rockport Trade Systems, Inc. Ms. Nelson originally joined Ibis in January 1990 and became the Controller in May 1992 and its Treasurer and Clerk in December 1993.

              ANGELO V. ALIOTO joined Ibis in 1990 as a Regional Sales Manager, became Worldwide Sales Manager in 1991 and was appointed Vice President of Sales in December 1993 and Vice President of Marketing in January 1996.

              JULIAN G. BLAKE, PH.D. joined Ibis in 1998 as Director of Technology. In February 1999, he was appointed Vice President of Engineering. From 1983 to 1998, Dr. Blake was Technical Director at the Flat Panel Division and Chief Scientist at the Semiconductor Equipment Operations of Eaton Corporation, a publicly held company.

              BERNHARD F. CORDTS, III, PH.D. joined Ibis in 1988 as Process Development Manager. In January 1997, he was appointed Vice President of Wafer Technology.

              ROBERT P. DOLAN, joined Ibis in 1988 as Production Manager. In January 1997, he was appointed Vice President of Wafer Manufacturing.

              DIMITRI ANTONIADIS, PH.D. was appointed to the Board of Directors in 1996. He is a Professor of Electrical Engineering at Massachusetts Institute of Technology (MIT) and has been a member of its faculty since 1978.

              ROBERT L. GABLE was appointed to the Board of Directors in 1997. He has been a director and advisor (November 1998 - present), Chairman (June 1990 - July 1998) and Chief Executive Officer (June 1990 - October
     1997) of Unitrode Corporation, a publicly held company. Mr. Gable is also a director of New England Business Service, Inc., a publicly held company.

              LESLIE B. LEWIS was appointed to the Board of Directors in 1998. Since 1985, he has been President of Asahi America, Inc., a publicly held company. He has been Chief Executive Officer of Asahi since 1989 and Chairman since 1996.

              DONALD F. MCGUINNESS was appointed to the Board of Directors in 1996. He has been the Chairman (1988 - present) and President and Chief Executive Officer (1988 - January 1999) of Electronic Designs, Inc., a publicly held company. He is also a director of Cabletron Systems, Inc., a publicly held company.

              LAMBERTO RAFFAELLI was appointed to the Board of Directors in 1998. Since 1994, he has been President and Chief Executive Officer of Arcom, Inc., a privately held company.

              PETER H. ROSE, PH.D. was appointed to the Board of Directors in 1988. He has been Vice President of Research at Orion Equipment, Inc. since 1998. In July 1993, Dr. Rose founded and became Chairman of Krytek Corporation, a manufacturer of aerosol cleaning equipment for the semiconductor industry. He is a director of Ion Implant Services, Niton Corporation, Orion Equipment, Inc. and Epion Corporation, all of which are privately held companies.

              GEOFFREY RYDING, PH.D. joined Ibis in May 1992 as President and Chief Operating Officer and as a director. In December 1993, he was appointed as Ibis' Chief Executive Officer. He resigned as President and Chief Executive Officer effective December 1, 1997. He has been a director of Orion Equipment, Inc., a privately held company, since August 1997 and President of Orion since January 1998.

                           FORWARD LOOKING STATEMENTS

              We caution you that this prospectus supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements include the information concerning possible or assumed future results of operations and embody statements in which we use words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," or similar expressions.

              Forward-looking statements necessarily involve risks and uncertainties, including those set forth in the Risk Factors section in the prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements. The factors set forth in the Risk Factors section and other cautionary statements made in this prospectus supplement and the prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus supplement.


                                  UNDERWRITING

              Upon the terms and subject to the conditions set forth in an underwriting agreement, SoundView Technology Group, Inc. has agreed to purchase from us an aggregate of 1,000,000 shares of common stock.

              The underwriting agreement provides that the obligation of the underwriter to purchase shares of common stock is subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the shares of common stock are purchased by the underwriter pursuant to the underwriting agreement, all such shares of common stock must be so purchased.

              We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriter may be required to make in this respect.

              The underwriter proposes to offer the shares of common stock directly to the public at the public offering price on the cover page of this prospectus supplement and to certain dealers at that price less a concession not to exceed $____ per share. The underwriter may allow, and these dealers may reallow, a concession not to exceed $.10 per share to certain other dealers. The underwriter does not intend to confirm any shares to any accounts over which it exercises discretionary control.

              The offering of the shares by this prospectus supplement is made for delivery when, as and if accepted by the underwriter and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriter reserves the right to reject an order for the purchase of shares in whole or in part.

              Ibis and all of our directors and executive officers have agreed not to, for a period of 90 days after the date of this prospectus supplement, without the prior written consent of SoundView Technology Group, Inc. with certain limitations and exceptions, directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of the common stock.

              In connection with this offering, the underwriter and other persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock.

              Specifically, the underwriter may over-allot in connection with this offering, creating a short position in common stock for its own account. To cover a short position or to stabilize the price of the common stock, the underwriter may bid for, and purchase, shares of common stock in the open market. The underwriter may also impose a penalty bid whereby it may reclaim selling concessions allowed to a dealer for distributing common stock in this offering, if the underwriter repurchases previously distributed common stock in transactions to cover its short position, in stabilization transactions or otherwise. Finally, the underwriter may bid for, and purchase, shares of common stock in market making transactions. These activities may stabilize or maintain the market price of the common stock above market levels that may otherwise prevail. The underwriter is not required to engage in these activities and may stop any of these activities at any time without notice.

              In connection with this offering, the underwriter and other selling group members or their affiliates may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits passive market making during the period when Regulation M would otherwise prohibit market making activity by the participants in this offering. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Rule 103 limits the net purchases by a passive market maker on each day to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period. The passive market maker must stop its passive market making transactions for the rest of that day when such limit is reached.


                                  LEGAL MATTERS

              Certain legal matters in connection with the legality of the common stock offered hereby will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for SoundView Technology Group, Inc. by Latham & Watkins, Washington, D.C.


                                     EXPERTS

              The balance sheets of the Company as of December 31, 1998 and 1997 and the statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998, and related schedule, have been incorporated by reference in the Prospectus and Registration Statement, in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

                                   [IBIS LOGO]

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                                   PROSPECTUS

                   Subject to Completion, dated July 26, 1999


                           IBIS TECHNOLOGY CORPORATION

                        1,000,000 SHARES OF COMMON STOCK


- We have registered up to 1,000,000 shares of our common stock for sale to the public.


- We may offer the shares through agents that we designate from time to time or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of the shares, their names and any applicable purchase price, fee, commission or discount arrangement between them will be set forth in a supplement to this prospectus. No shares may be sold without delivery of the applicable prospectus supplement.


--------------------------------------------------------------------------------

                            THIS INVESTMENT INVOLVES
                             A HIGH DEGREE OF RISK.

                               SEE "RISK FACTORS"
                              BEGINNING ON PAGE 3.

--------------------------------------------------------------------------------



     OUR COMMON STOCK TRADES ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "IBIS."

    ON JULY 22, 1999, THE CLOSING SALE PRICE OF ONE SHARE OF OUR COMMON STOCK
              AS QUOTED ON THE NASDAQ NATIONAL MARKET WAS $32.50.


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF
   THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                              __________ ____, 1999

              IN THIS PROSPECTUS , "WE", "US", AND "OUR" REFER TO IBIS TECHNOLOGY CORPORATION.





                                 --------------


                                TABLE OF CONTENTS


                PROSPECTUS                                    PAGE
                ----------                                    ----

               The Company...................................... 2
               Risk Factors..................................... 4
               Where to Find More Information...................11
               Incorporation of Documents by Reference..........11
               Forward Looking Statements.......................12
               Use of Proceeds..................................12
               Dividend Policy..................................12
               Plan of Distribution.............................12
               Description of Securities........................14
               Legal Matters....................................14
               Experts..........................................14



                                 --------------











         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR THE DOCUMENTS INCORPORATED BY REFERENCE. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS PROSPECTUS MAY ONLY BE ACCURATE AS OF THE DATE OF THIS PROSPECTUS.

              YOU MUST ALSO CONSULT THE MORE DETAILED FINANCIAL STATEMENTS, AND NOTES TO FINANCIAL STATEMENTS, INCORPORATED BY REFERENCE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN OF THE RISK FACTORS AS OUTLINED IN THIS PROSPECTUS.



                                   THE COMPANY

              Ibis Technology Corporation develops, manufactures and markets SIMOX-SOI implantation equipment and wafers for the worldwide semiconductor industry. SIMOX, which stands for Separation by IMplantation of OXygen, is a form of silicon-on-insulator, or SOI, technology that creates an insulating barrier below the top surface of a silicon wafer. Our proprietary Ibis 1000 oxygen implanter produces SIMOX-SOI wafers by implanting oxygen atoms just below the surface of a silicon wafer to create a very thin layer of silicon dioxide between the thin operating region of the transistor at the surface and the underlying silicon itself. The layer of silicon dioxide acts as an insulator for the devices etched on the surface of the silicon wafer and reduces the electrical current leakage which otherwise slows chip performance and increases the loss of power during circuit operation. Through this process, our customers can produce integrated circuits which we believe offer significant advantages over circuits constructed on conventional silicon wafers, which advantages include:

          -    improved microprocessing speed,
          -    reduced power consumption, and
          -    higher temperature operation.

               These characteristics make SIMOX-SOI wafers, and the finished integrated circuits, well-suited for many commercial applications, including:

          -    servers and workstations,
          -    portable and desktop computers,
          - wireless communications devices, such as laptop computers, personal digital assistants and mobile phones,
          -    integrated optical components, and
          -    automotive electronics.


               Ibis was incorporated in Massachusetts on October 7, 1987 and commenced operations in January 1988. Our executive offices are located at 32 Cherry Hill Drive, Danvers, Massachusetts 01923 and our telephone number is (978) 777-4247.

                                  RISK FACTORS

              INVESTING IN OUR COMMON STOCK IS VERY RISKY. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS, IN ADDITION TO OTHER INFORMATION IN THIS PROSPECTUS.


              THE COMMERCIAL MARKET FOR SIMOX-SOI TECHNOLOGY IS STILL DEVELOPING AND MAY NEVER FULLY DEVELOP. The sources of our revenue have shifted from primarily research and development contracts and sales of SIMOX-SOI wafers for military applications to primarily sales of SIMOX-SOI wafers for commercial applications and sales and support of oxygen implantation equipment. To date, most customers who have purchased our SIMOX-SOI wafers in the commercial field have done so for the purpose of characterizing and evaluating the wafers and developing prototypes. We are aware of five commercial manufacturers that are using SIMOX-SOI wafers in low volume production for a limited number of products. The performance advantages of SIMOX-SOI wafers may never be realized commercially and a commercial market for SIMOX-SOI wafers may never fully develop. A significant difference of opinion exists between major semiconductor manufacturers as to the relative advantages of SIMOX technology. The failure of IBM Corporation to adopt SIMOX-SOI technology would adversely affect, and may prevent, the widespread adoption of this technology by others.

              WE RELY HEAVILY ON SALES TO CERTAIN SIGNIFICANT CUSTOMERS. We derive a large portion of our sales from certain significant customers. The loss of one or more of these major customers and our failure to obtain other sources of revenue could have a material adverse impact on our business. The following table sets forth, in thousands of dollars, the amount of revenue derived from our significant customers during the fiscal years ended 1996, 1997 and 1998 and the first quarter of 1999, as well as the percent of our revenue represented by these customers' purchases:

     CUSTOMER           1996     PERCENT        1997      PERCENT        1998     PERCENT        1999*    PERCENT
     --------           ----     -------        ----      -------        ----     -------        ----     -------

     IBM             $ 5,768       61%       $  538          8%        $ 7,905       51%       $ 2,820       63%
     Mitsubishi          400        4%          581          9%          4,419       29%           650       15%
     Motorola            534        6%          856         13%            607        4%           203        5%

     ------------
     * First quarter

              The increases in sales to IBM in 1996 and 1998 and to Mitsubishi in 1998 resulted primarily from the sale of a total of four units of Ibis 1000 oxygen implanter equipment at a sale price of approximately $4,000,000 each.

              COMPETITORS AND COMPETING TECHNOLOGIES MAY RENDER SOME OR ALL OF OUR PRODUCTS OR FUTURE PRODUCTS NONCOMPETITIVE OR OBSOLETE. The semiconductor industry is highly competitive and has been characterized by rapid and significant technological advances. A number of established semiconductor and materials manufacturers, including certain of our customers, have expended significant resources in developing improved wafer substrates. Our competitors or others, many of which have substantially greater financial, technical and other resources than we do, may succeed in developing technologies and products that are equal to or more effective than any which we are developing, which would render our technology obsolete or noncompetitive. In addition to competition from other manufacturers of SIMOX-SOI wafers, we face competition from manufacturers using bulk silicon and epitaxial wafer technology, compound materials technology such as silicon-germanium, gallium-arsenide and indium phosphide and SOI technology other than SIMOX technology. Although we believe that SIMOX-SOI wafers offer integrated circuit performance advantages, semiconductor manufacturers may develop improvements to existing bulk silicon or epitaxial wafer technology, and competing compound materials or SOI technologies may be more successfully developed, which would eliminate or diminish the performance advantages of SIMOX-SOI wafers. Although we are aware of only one other company manufacturing oxygen implant equipment, other major semiconductor implant equipment manufacturers could develop a less expensive oxygen implanter with superior technology. Our ability to compete with other manufacturers of semiconductor implanters, SIMOX wafers and manufacturers of competing SOI wafers, as well as with bulk silicon, epitaxial and compound materials wafer manufacturers, will depend on numerous factors within and outside our control, including:


          - the success and timing of our product introductions and those of our competitors,
          -   product distribution,
          -   customer support,
          -   sufficiency of funding available to us, and
          - the price, quality and performance of competing products and technologies.


              SINCE TECHNOLOGY IN THE SEMICONDUCTOR INDUSTRY RAPIDLY CHANGES, WE MUST CONTINUALLY IMPROVE EXISTING PRODUCTS, DESIGN AND SELL NEW PRODUCTS AND MANAGE THE COSTS OF RESEARCH AND DEVELOPMENT IN ORDER TO COMPETE EFFECTIVELY. We compete in markets characterized by rapid technological change, evolving industry standards and continuous improvements in products and required customer specifications. Due to the constant changes in our markets, our future success depends on our ability to improve our manufacturing processes, tools and products. For example, our oxygen implanter must remain competitive on the basis of cost of ownership, process performance and evolving customer needs. To remain competitive we must continually introduce oxygen implanters with higher capacity, better production yields and the ability to process larger wafer sizes.

              The commercialization of new products involves substantial expenditures in research and development, production and marketing. We may be unable to successfully design or manufacture these new products and may have difficulty penetrating new markets.

              Because it is generally not possible to predict the amount of time required and the costs involved in achieving certain research, development and engineering objectives, actual development costs may exceed budgeted amounts and estimated product development schedules may be extended. Our business may be materially and adversely affected if:

          -   We are unable to improve our existing products on a timely basis,
          -   Our new products are not introduced on a timely basis,
          - We incur budget overruns or delays in our research and development efforts, or
          -   Our new products experience reliability or quality problems.

              OUR SIMOX-SOI WAFER PRODUCTS ARE DIFFICULT TO MANUFACTURE AND SMALL MANUFACTURING DEFECTS CAN ADVERSELY AFFECT OUR CUSTOMERS' AND OUR OWN PRODUCTION YIELDS AND OUR OPERATING RESULTS. The manufacture of our SIMOX-SOI wafers is a highly complex and precise process. SIMOX-SOI wafer production requires a tightly controlled, clean environment. Very small impurities in our manufacturing materials or process, contamination of the manufacturing environment and/or equipment failures can cause a large percentage of wafers to be rejected or can adversely affect our customers' manufacturing yields of their integrated circuits. Our customers or we may experience problems in achieving an acceptable yield in the manufacture of SIMOX-SOI wafers, and the risk of encountering difficulties increases as we transition to new manufacturing methods or more exacting customer specifications. In the past, we have experienced difficulties in meeting evolving customer specifications which have led to delayed SIMOX-SOI wafer shipments and/or increased production costs.

              THE MANUFACTURING AND CUSTOMER QUALIFICATION PROCESS FOR OUR IMPLANTERS IS COMPLEX, LENGTHY AND COSTLY. In the semiconductor industry customers regularly require equipment manufacturers to qualify the equipment at the customer's site. The time required to customer qualify an implanter at a customer's site is very difficult to predict because the qualification process for each of our implanters is complex, lengthy and costly. The manufacturing and qualification process for each implanter requires us to construct and customer qualify the machine at our premises, disassemble the machine for transportation, and reassemble and requalify it at the customer's premises. During this qualification period, we invest significant resources and dedicate substantial production and technical personnel to achieve acceptance of the implanter. Each customer will not accept the implanter until it has successfully produced wafers to exact specifications at the customer's premises. Even very small differences in the customer's environment or initially imperceptible changes that may occur to the implanter during the transportation to and reassembly of the implanter at the customer's site can cause a large percentage of wafers produced by the implanter to be rejected, which would delay the acceptance of the implanter by the customer. Historically we have experienced delays in achieving customer acceptance. Delays or difficulties in our manufacturing and qualification process could increase manufacturing and warranty costs and adversely affect our relationships with our customers. Historically it takes approximately nine months to build, ship and obtain customer acceptance of our Ibis 1000 implanters at our site.

              SINCE WE USE THE PERCENTAGE OF COMPLETION METHOD FOR RECOGNIZING REVENUE ON THE SALE OF OUR OXYGEN IMPLANTER EQUIPMENT, WE MAY HAVE TO REVERSE REVENUE THAT HAS BEEN RECOGNIZED. When we receive a contract or purchase order from a customer for equipment, we recognize revenue using the percentage of completion method, which means that as we complete each milestone in the manufacture of the equipment, another portion of the sale price of the equipment is recorded as revenue and the corresponding costs are recorded. If we commit a material breach or default on the contract and do not cure such breach or event of default, the customer may terminate the contract. If that happens we would be required to reimburse all monies paid by the customer and reverse the revenue recognized to date, which could have a material adverse effect on our business.

              WE HAVE ONLY RECEIVED ORDERS FOR A SMALL QUANTITY OF OUR OXYGEN IMPLANTER EQUIPMENT. Over a period of four years we have only received purchase orders for a total of six oxygen implanters at an average sale price of approximately $4,000,000 each. We do not expect to be able to sell more than a limited number of implanters in the near future. The delay in the manufacture or delivery of one unit would have a material adverse effect on our quarterly or annual results of operations.

              THE LOSS OF KEY MEMBERS OF OUR SCIENTIFIC AND MANAGEMENT STAFF COULD DELAY AND MAY PREVENT THE ACHIEVEMENT OF OUR RESEARCH, DEVELOPMENT AND BUSINESS OBJECTIVES. Our Chief Executive Officer, Martin J. Reid, and approximately four current officers and key members of our scientific staff are responsible for areas such as product development and improvements, and process improvements research, which are important to our specialized scientific business. The loss of, and failure to promptly replace, any member of this group could significantly delay and may prevent the achievement of our research, development and business objectives. While we have entered into an employment agreement with our Chief Executive Officer, under certain circumstances he may be able to terminate his employment with us. Furthermore, although our employees are subject to certain confidentiality and non-competition obligations, our key personnel may become employed by a competitor.


              OUR STOCK PRICE HAS BEEN AND IS LIKELY TO CONTINUE TO BE VOLATILE. During 1998 our stock price has ranged from a high of $13.75 to a low of $7.25 and from January 1, 1999 to June 30, 1999 our stock price has ranged from a high of $33.50 to a low of $9.88. Factors contributing to such volatility include:

        -    quarter-to-quarter variations in our revenues and earnings,
        -    difficulty in forecasting future results,
        -    announcements or introductions of technological innovations,
        - new products or new prices for us or our competitors, customers or suppliers,
        -    the timing of receipt of orders from major customers,
        -    product mix,
        -    product obsolescence,
        -    shifts in customer demand,
        - our ability to manufacture and ship products on a cost-effective and timely basis,
        - our development and introduction of new production Ibis 1000 implanters,
        - market acceptance of new and enhanced versions of our products or implanters,
        -    the cyclical nature of the semiconductor industry,
        - the evolving and unpredictable nature of the markets for the products incorporating our SIMOX-SOI wafers,
        - the amount of research and development expenses associated with new or enhanced products or implanters, and
        -    the availability of government funding.


              WE HAVE SIGNIFICANT LOSSES AND MAY NEVER BE ABLE TO SUSTAIN PROFITABILITY. We have experienced net losses of $840,116 for 1996, $3,937,456 for 1997 and $1,165,960 for 1998 and at March 31, 1999 we had an
     accumulated deficit of $15,809,908. Net losses may continue for the foreseeable future. Although we have had profitable quarters from time to time, we may not be able to achieve sustained profitability.

              WE MAY NOT BE ABLE TO SUCCESSFULLY PRODUCE OUR PRODUCTS ON A LARGE-SCALE. We have limited manufacturing experience and have only manufactured limited quantities of SIMOX-SOI wafers and Ibis 1000 oxygen implanters for low volume production. To be successful, our products must be manufactured in commercial quantities, at acceptable costs. We may not be able to make the transition to high volume commercial production successfully. Future production in commercial quantities may create technical and financial challenges for us. We currently use two Ibis 1000 oxygen implanters for the production of wafers, one of which was funded by Motorola Corporation and must first be used to serve Motorola's production requirements until the agreement expires on December 31, 2000. We are currently constructing one additional Ibis 1000 implanter for internal wafer production and will construct additional implanters as we need additional capacity to meet demand. Any difficulty or delay in constructing additional Ibis 1000 implanters could have a material adverse effect on our business.


              WE MAY NOT BE ABLE TO USE ALL OF OUR EXISTING OR FUTURE MANUFACTURING CAPACITY AT A PROFITABLE LEVEL. We have spent, and expect to continue to spend, large amounts of money to upgrade and increase our wafer fabrication, assembly and test manufacturing capacity. Because a significant portion of our expenses is fixed, if we end up not needing this capacity and capability for any of a variety of reasons, including inadequate demand or a significant shift in the mix of product orders making our existing capacity and capability inadequate or in excess of our actual needs, our fixed costs per wafer produced will increase, which would adversely affect us. At times we may also have the capacity to produce more oxygen implantation machines than we have orders for at such times. During such idle time we would continue to be responsible for the fixed costs for maintaining personnel and space for such production, which could have a material adverse effect on our business.

              WE MAY NOT SUCCESSFULLY FORM OR MAINTAIN DESIRABLE STRATEGIC ALLIANCES. We may need to form alliances with strategic partners for the manufacturing, marketing and distribution of our products. We may enter into these strategic alliances to satisfy customer demand and to address possible customer concerns regarding our being a sole source supplier. The limited number of reliable sources of supply other than Ibis may adversely affect or delay the integration of SIMOX-SOI wafers in mainstream commercial applications. In July 1994, we entered into a business development agreement with Mitsubishi Materials, under which Mitsubishi markets and sells our SIMOX-SOI wafers in Japan. In September 1995 we entered into a strategic business development agreement with Motorola Corporation to fund capacity expansion. We may not be successful in maintaining such alliances or in forming and maintaining other alliances, including satisfying our contractual obligations with our strategic partners, and our partners may not devote adequate resources to manufacture, market and distribute these products successfully or may attempt to compete with us.

              WE MAY HAVE DIFFICULTY OBTAINING THE MATERIALS AND COMPONENTS NEEDED TO PRODUCE OUR PRODUCTS. Due to the increasing demand in the semiconductor industry for silicon wafers, we may not be able to purchase an adequate supply of such silicon wafers for manufacture of our products at or near current prices, if at all. Any shortages in the availability of silicon wafers or a significant increase in the price of silicon wafers could have a material adverse effect on our business. We manufacture our Ibis 1000 oxygen implanters from standard components and from components manufactured in-house or by other vendors according to our design specifications. Although we have not experienced any significant production delays due to the unavailability of or delay in obtaining our component parts or raw materials to date, a disruption or termination of certain of our vendors may occur. Any such disruption or termination could have a material adverse effect on our business.


              WE MAY NEED SUBSTANTIAL ADDITIONAL CAPITAL IN THE FUTURE. We have invested, and intend to continue to invest, in facilities and state-of-the-art equipment in order to increase our research, development and manufacturing capabilities. Changes in technology or sales growth beyond currently established capabilities would require further investment. As a result, we expect that we may need to raise substantial additional capital in the future in order to finance expansion of our manufacturing capacity and our research and development programs. Additional capital may not be available on acceptable terms, if at all. We have previously financed our working capital requirements through:

        -    debt and equity financings, including warrant and option exercises,
        -    equipment lines of credit,
        -    a working capital line of credit,
        -    a term loan,
        -    sale-leaseback arrangements,
        -    collaborative relationships,
        -    wafer product and equipment sales, and
        -    government contracts.


              WE MAY NOT BE ABLE TO PROTECT OUR PATENTS AND PROPRIETARY TECHNOLOGY. Our ability to compete effectively with other companies will depend, in part, on our ability to maintain the proprietary nature of our technology. Although we have been awarded or have filed applications for a number of patents in the United States and foreign countries, those patents may not provide meaningful protection, or pending patents may not be issued. Our competitors in both the United States and foreign countries, many of which have substantially greater resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make and sell our products or intentionally infringe on our patents. The defense and prosecution of patent suits is both costly and time-consuming, even if the outcome is favorable to us. In addition, there is an inherent unpredictability regarding obtaining and enforcing patents. An adverse outcome in the defense of a patent suit could:


              -  subject us to significant liabilities to third parties,
              -  require disputed rights to be licensed from third parties, or
              -  require us to cease selling our products.


              We also rely in large part on unpatented proprietary technology and others, including strategic partners, may independently develop the same or similar technology or otherwise obtain access to our proprietary technology. To protect our rights in these areas, we currently require all of our employees to enter into confidentiality agreements. However, these agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information.

              Others may claim that our technology infringes on their proprietary rights. Any infringement claims, even if without merit, can be time consuming and expensive to defend and may divert management's attention and resources. If successful, they could also require us to enter into costly royalty or licensing agreements. A successful claim of product infringement against us and our inability to license the infringed or similar technology could adversely affect our business.

              SALES OF SHARES ELIGIBLE FOR FUTURE SALE MAY REDUCE THE MARKET PRICE OF OUR STOCK. Sales of substantial amounts of our common stock in the public markets could have an adverse effect on the price of our common stock. As of June 30, 1999 we had 7,004,081 shares of common stock outstanding, of which 6,725,278 shares are freely tradable without restriction or further registration under the Securities Act of 1933. All of the remaining 278,803 shares of common stock are or will become eligible for sale under Rules 144, 144(k) and 701 or pursuant to our registration statement on Form S-8. The holders of up to approximately 142,146 shares of common stock and warrants exercisable into 39,655 shares of common stock are entitled to certain registration rights with respect to their shares. If these holders, by exercising their registration rights, cause their shares to be registered and sold in the public market, the sales may have an adverse effect on the price for our common stock.


              IF WE DO NOT COMPLY WITH ALL APPLICABLE ENVIRONMENTAL REGULATIONS, WE COULD BE SUBJECT TO FINES AND OTHER SANCTIONS. We are subject to a variety of federal, state and local environmental regulations related to the storage, treatment, discharge or disposal of chemicals used in our operations and exposure of our personnel to occupational hazards. Although we believe that we have all permits necessary to conduct our business, the failure to comply with present or future regulations could result in fines being imposed on us, suspension of production or a cessation of operations. Our future activities may result in our being subject to additional regulations. Such regulations could require us to acquire significant equipment or to incur other substantial expenses to comply with regulations. Our failure to control the use of, or to restrict adequately the discharge of, hazardous substances or properly control other occupational hazards could subject us to substantial financial liabilities.

              CERTAIN ANTI-TAKEOVER PROVISIONS IN OUR CHARTER COULD REDUCE THE VALUE OF OUR COMMON STOCK. Our restated articles of organization and restated by-laws contain certain provisions that may make it more difficult for a third party to acquire, or discourage acquisition bids for Ibis. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

              WE MAY ISSUE SHARES OF PREFERRED STOCK. We have reserved for issuance up to 2,000,000 shares of preferred stock. Shares of our preferred stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as our board of directors may determine. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

              IF WE ISSUE ADDITIONAL SHARES OF EQUITY SECURITIES, THE VALUE OF THOSE SHARES OF COMMON STOCK THEN OUTSTANDING MAY BE DILUTED. To the extent that we raise additional capital by issuing equity securities at a price or a value per share less than the then current price per share of common stock, the value of the shares of common stock then outstanding will be diluted or reduced. At present we have a substantial number of shares of common stock that are issuable upon the exercise of outstanding warrants and stock options.


              OUR COMPUTER SYSTEM COULD FAIL WHEN THE YEAR CHANGES TO 2000. We have evaluated our internal software and products for Year 2000 concerns and, based on it, we believe that our principal information systems and products either currently correctly define the year 2000 or will be upgraded to be Year 2000 compliant and thus, the impact of the Year 2000 issue will have no material effect on our business. To the extent that our assessment is completed and non-compliant systems operated by us or by third parties are not identified, the Year 2000 issue could have a material adverse effect on our operations. We could experience delays in the manufacturing of wafers or the building of equipment. The severity of these possible problems would depend on the nature of the problem and how quickly it could be corrected or an alternate implemented, which is unknown at this time.

              Based on currently available information, we do not believe that the Year 2000 issue will have a material effect on our internal information systems or operations. In the future, however, we may identify non-compliant systems or other problems related to the Year 2000 issue which may have a material adverse effect on our business. In addition, a supplier or another third party may not be Year 2000 compliant on a timely basis, which could have a material adverse effect on our business.

                         WHERE TO FIND MORE INFORMATION

              We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a copying fee. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room operations. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, DC 20006.

              This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933 and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect a copy of the Registration Statement, including the exhibits and schedules, without charge, at the public reference room or obtain a copy from the SEC upon payment of the fees prescribed by the SEC.


                     INCORPORATION OF DOCUMENTS BY REFERENCE

              The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of our shares of common stock. The documents we are incorporating by reference are:


            - Annual Report on Form 10-K for the year ended December 31, 1998, filed on March 28, 1999;
            -   Definitive Proxy Statement, filed on April 9, 1999;
            -   Current Report on Form 8-K, filed on January 29, 1999;
            -   Current Report on Form 8-K, filed on February 26, 1999;
            -   Current Report on Form 8-K, filed on May 6, 1999;
            -   Current Report on Form 8-K, filed on July 23, 1999;
            - Quarterly Report on Form 10-Q, for the quarter ended March 31, 1999, filed on May 11, 1999; and
            - The description of the common stock contained in our Registration Statement on Form 8-A (File No. 1-13078) filed with the SEC on May 6, 1994, including any amendments or reports filed for the purpose of updating such description.


              You may request a copy of these filings at no cost by writing or telephoning our chief financial officer at the following address and number:

                      Ibis Technology Corporation
                      32 Cherry Hill Drive
                      Danvers, Massachusetts   01923
                      (978) 777-4247

              This prospectus is part of a Registration Statement we filed with the SEC. You should rely on the information incorporated by reference provided in this prospectus and the Registration Statement.

                           FORWARD LOOKING STATEMENTS

              We also caution you that this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements include the information concerning possible or assumed future results of operations and embody statements in which we use words such as "expect," "anticipate, " "intend," "plan," "believe," "estimate," or similar expressions.

              Forward-looking statements necessarily involve risks and uncertainties, including those set forth in the Risk Factors section and elsewhere in this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements. The factors set forth in the Risk Factors sections and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus.

                                 USE OF PROCEEDS

              We currently intend to use the net proceeds from the sale of our common stock to fund research and development, capital expenditures, working capital and for other general corporate purposes. Depending on our circumstances at the time any or all of the net proceeds from such sales become available, if at all, we reserve the right to use such net proceeds for purposes other than those set forth above.


                                 DIVIDEND POLICY

              We have never declared or paid dividends on our common stock. We presently intend to retain earnings for use in our business and therefore we do not intend to declare or pay such dividends in the foreseeable future.

                              PLAN OF DISTRIBUTION

              Any of the shares being offered under this prospectus may be sold in any one or more of the following ways from time to time:

            -  through agents,
            -  to or through underwriters,
            -  through dealers, and
            -  directly by us to purchasers.

              The distribution of the shares may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

              Offers to purchase shares may be solicited by agents designated by us from time to time. Any agent involved in the offer or sale of the shares under this prospectus will be named, and any commissions payable by us to these agents will be set forth, in a related prospectus supplement. Unless otherwise indicated in a prospectus supplement, any agent will be acting on a reasonable best efforts basis for the period of its appointment. Any agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the shares so offered and sold.

              If shares are sold by means of an underwritten offering, we will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, the respective amounts underwritten and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in a related prospectus supplement. That prospectus supplement and this prospectus will be used by the underwriters to make resales of the shares. If underwriters are used in the sale of any shares in connection with this prospectus, those shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters and us at the time of sale. Shares may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are used in the sale of shares, unless otherwise indicated in a related prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to some conditions precedent and that the underwriters with respect to a sale of these shares will be obligated to purchase all such shares if any are purchased.

              We may grant to the underwriters options to purchase additional shares, to cover over-allotments, if any, at the public offering price, with additional underwriting commissions or discounts, as may be set forth in a related prospectus supplement. If we grant any over-allotment option, the terms of that over-allotment option will be set forth in the prospectus supplement for these shares.

              If a dealer is utilized in the sale of the shares in respect of which this prospectus is delivered, we will sell these shares to the dealer as principal. The dealer may then resell such shares to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the shares so offered and sold. The name of the dealer and the terms of transaction will be set forth in the prospectus supplement relating to those offers and sales.

              Offers to purchase shares may be solicited directly by us and those sales may be made by us directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of those shares. The terms of any sales of this type will be described in the prospectus supplement.

              If so indicated in a related prospectus supplement, we may authorize agents and underwriters to solicit offers by certain institutions to purchase shares from us at the public offering price set forth in a related prospectus supplement as part of delayed delivery contracts providing for payment and delivery on the date or dates stated in a related prospectus supplement. Such delayed delivery contracts will be subject to only those conditions set forth in a related prospectus supplement. A commission indicated in a related prospectus supplement will be paid to underwriters and agents soliciting purchases of shares pursuant to delayed delivery contracts accepted by us.

              Agents, underwriters and dealers may be entitled under relevant agreements with us to indemnification by us against some liabilities, including liabilities under the Securities Act, or to contributions with respect to payments which such agents, underwriters and dealers may be required to make in respect thereof.

              Agents, underwriters and dealers may be customers of, engage in transactions with, or perform services for, us in the ordinary course of our business.

                            DESCRIPTION OF SECURITIES

              Our authorized capital stock consists of 20,000,000 shares of common stock, par value $.008 per share, and 2,000,000 shares of preferred stock, par value $.01 per share.

     COMMON STOCK


              As of June 30, 1999, there were 7,004,081 shares of common stock outstanding, held of record by approximately 126 stockholders. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in assets remaining after payment of liabilities and the liquidation preferences of any then outstanding shares of preferred stock. The holders of common stock have no preemptive rights nor rights to convert their common stock into any other securities and are not subject to future calls or assessments by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of any offering will be fully paid and non-assessable.


                                  LEGAL MATTERS

              Certain legal matters in connection with the legality of the common stock offered hereby will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts.

                                     EXPERTS

              The balance sheets of the Company as of December 31, 1998 and 1997 and the statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998, and related schedule, have been incorporated by reference in this Prospectus and Registration Statement, in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the Company's estimates (other than the SEC and NASD registration fees) of the expenses in connection with the issuance and distribution of the shares of common stock being registered.


         Item                                                                                             Amount
         ----                                                                                             ------
         SEC registration fee...............................................................       $      18,348.00
         Nasdaq listing fee.................................................................              35,000.00
         NASD registration fee..............................................................               7,100.00
         Legal fees and expenses............................................................             100,000.00
         Accounting fees and expenses.......................................................              10,000.00
         Printing and filing expenses.......................................................               5,000.00
         Miscellaneous fees and expenses....................................................               4,552.00
                                                                                                   ----------------
         Total..............................................................................       $     180,000.00
                                                                                                   ----------------
                                                                                                   ----------------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Restated Articles of Organization and its Restated By-Laws provide for indemnification of all persons permitted by the Massachusetts Business Corporation Law to the maximum extent permitted thereby. In addition, the Company's Restated Articles of Organization limit the liability of directors to the maximum extent permitted by the Massachusetts Business Corporation Law. Massachusetts law permits a corporation's articles of organization to provide that the directors of a Massachusetts corporation will not be personally liable to such corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability
(i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions, or for certain loans to officers and directors of the corporation that are not repaid, as provided in Section 61 and Section 62, respectively, of the Massachusetts Business Corporation Law; or (iv) for any transaction from which the director derives an improper personal benefit.

         The indemnification provisions relating to officers and directors of the Registrant are as follows:

         Article 6B of the Registrant's Amended and Restated Charter provides as follows:

         B.       LIMITATION OF LIABILITY OF DIRECTORS

         No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability; provided, however, that this Article shall not eliminate or limit any liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 61 or 62 of the Massachusetts Business Corporation Law, or (iv) with respect to any transaction from which the director derived an improper personal benefit.

         The provisions of this Article shall not eliminate or limit the liability of a director of this Corporation for any act or omission occurring prior to the date on which this Article became effective, provided, however, that neither any provision of this Article nor the adoption of this Article shall affect the effectiveness of any predecessor provision of these Restated Articles of Organization pertaining to the elimination or limitation of the liability of a director of this Corporation for any act or omission occurring prior to the date on which this Article shall adversely affect the rights and protection afforded to a director of this Corporation under this Article for acts or omissions occurring prior to such amendment or repeal.

         If the Massachusetts Business Corporation Law is subsequently amended to further eliminate or limit the personal liability of directors or to authorize corporation action to further eliminate or limit such liability, then the liability of the directors of this Corporation shall, without any further action of the Board of Directors or the stockholders of this Corporation, be eliminated or limited to the fullest extent permitted by the Massachusetts Business Corporation Law as so amended.

         ARTICLE V, Section 9 of the Registrant's Restated By-Laws provides as follows:

         (a) RIGHT TO INDEMNIFICATION. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, agent, partner or trustee of another corporation, including, without limitation, any corporation or other entity of which a majority of any class of equity security is owned directly or indirectly, by the Corporation (a "Subsidiary") or any Affiliate of the Corporation as such term is defined in Rule 12b-2 of the General Rules and Regulations under the 1934 Act or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, agent, partner or trustee or in any other capacity while serving as a director, officer, employee, agent, partner or trustee shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Massachusetts Business Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including, without limitations, attorneys fees, judgments, fines, ERISA excise taxes or penalties, costs of investigation and preparation of defense and amounts paid or to be paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, expect as provided in Section (c) hereof with respect to proceedings to enforce rights of indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

         (b) ADVANCE OF EXPENSES. The right to indemnification conferred in Section (a) of this Section 9 shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that an advancement of expenses incurred by an indemnitee shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 9 or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections (a) and (b) of this Section 9 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

         (c) RIGHT OF INDEMNITEE TO BRING SUIT. If a claim under Section (a) or
(b) of this Section 9 is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be thirty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If the indemnitee is successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and
(ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Massachusetts Business Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Massachusetts Business Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Section 9 or otherwise shall be on the Corporation.

         (d) RIGHTS NOT EXCLUSIVE. The rights to indemnification and to the advancement of expenses conferred in this Section 9 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's Articles of Organization, these By-Laws, or any agreement, vote of stockholders or disinterested directors or otherwise.

         (e) INSURANCE. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise, including, without limitation, any Subsidiary or Affiliate or any employee benefit plan, against any expense, liability or loss, whether or not the Corporation would have the power to indemnity such person against expense, liability or loss under the Massachusetts Business Corporation Law. The Corporation's obligation to provide indemnification under this Section 9 shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by the Corporation or any other person.

         (f) EMPLOYEES AND AGENTS. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation or any Subsidiary or Affiliate to the fullest extent of the provisions of this
Section 9 with respect to the indemnification of the advancement of expenses to directors and officers of the Corporation.

         (g) AGREEMENTS. The Corporation may, to the extent authorized from time to time by the Board of Directors, enter into agreements with any director, officer, employee or agent of the Corporation or any Subsidiary or Affiliate to the fullest extent of the provisions of this Section 9 with respect to the indemnification of and advancement of expenses to such person

         (h) AMENDMENT. Without the consent of a person entitled to the indemnification and other rights provided in this Section 9 (unless otherwise required by the Massachusetts Business Corporation Law), no amendment modifying or terminating such rights shall adversely affect such person's rights under this Section 9 with respect to the period prior to such amendment.

         (i) SAVINGS CLAUSE. If this Section 9 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnity each indemnitee as to any liabilities and expenses with respect to any proceeding to the fullest extent permitted by any applicable portion of this Section 9 that shall not have been invalidated and to the fullest extent permitted by applicable law.

         The Company has obtained insurance which insures the officers and directors of the Company against certain losses and which insures the Company against certain of its obligations to indemnify such officers and directors.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)      Exhibits.



Exhibit
Number                Description
------                -----------

   1.1* Form of Underwriting Agreement by and between the Registrant and Soundview Technology Group

   4.1        Article 4 of the Form of Restated Articles of Organization
              (incorporated herein by reference to Exhibit 4.1 to the Registrant's Registration Statement filed on Form S-1, File No.
              333-1174)

   4.2 Form of Common Stock Certificate (incorporated herein by reference to Exhibit 4.2 to the Registrant's Registration Statement filed on Form S-1, File No. 333-1174)

   4.3        Amended and Restated Shareholders Agreement dated as of August 17,
              1989, as amended, among the Registrant, certain holders of Common
              Stock and the holders of Preferred Stock (incorporated herein by reference to Exhibit 4.4 to the Registrant's Registration
              Statement filed on Form S-1, File No. 333-1174)

   5.1**      Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
              regarding legality

   23.1       Consent of KPMG LLP

   23.2       Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
              (see Exhibit 5.1)

   24.1**     Power of Attorney (included on signature page)


   ----------------
   * To be incorporated by reference herein in connection with the offering of the common stock.
   **   Previously filed.


ITEM 17.  UNDERTAKINGS

         (a)      The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           (i)     To include any prospectus required by Section
10(a)(3) of the Securities Act of 1933;

                           (ii)    To reflect in the prospectus any facts or
events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any derivation from the low end or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and



                           (iii)    To include any material information with
respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (c) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.


         (d) The undersigned Registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


              Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Pre-Effective Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Danvers and Commonwealth of Massachusetts on the 23rd day of July, 1999.

                                                     IBIS TECHNOLOGY CORPORATION

                                                     By: /s/ Martin J. Reid
                                                         ------------------
                                                           Martin J. Reid
                                                           President


              Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


              Signature                                               Title                                           Date
              ---------                                               -----                                           ----

*
--------------------------------     Chairman of the Board of Directors and Director                             July 23, 1999
  Richard Hodgson

/s/ Martin J. Reid                  President, Chief Executive Officer and Director (Principal Executive         July 23, 1999
--------------------------------     Officer)
    Martin J. Reid

/s/ Debra L. Nelson                    Chief Financial Officer, Treasurer and Clerk                              July 23, 1999
--------------------------------     (Principal Financial and Accounting Officer)
    Debra L. Nelson

*
--------------------------------
    Geoffrey Ryding, Ph.D.             Director                                                                  July 23, 1999

*
--------------------------------
    Peter H. Rose, Ph.D.               Director                                                                  July 23, 1999

/s/ Dimitri A. Antoniadis
--------------------------------
    Dimitri A. Antoniadis, Ph.D.       Director                                                                  July 23, 1999

/s/ Donald F. McGuinness
-------------------------------
    Donald F. McGuinness               Director                                                                  July 23, 1999

*
--------------------------------
  Robert L. Gable                      Director                                                                  July 23, 1999

*
--------------------------------
  Leslie B. Lewis                      Director                                                                  July 23, 1999

*                                                                                                                July 23, 1999
--------------------------------
  Lamberto Raffaelli                   Director


* By executing his name hereto, Martin J. Reid is signing this document on behalf of the persons indicated above pursuant to powers of attorney duly executed by such persons and filed with the SEC.

                                                     By: /s/ Martin J. Reid
                                                         ------------------
                                                         Martin J. Reid
                                                         (Attorney-in-fact)

                                  EXHIBIT INDEX


Exhibit
Number                                           Exhibit
------                                           -------

   1.1* Form of Underwriting Agreement by and between the Registrant and Soundview Technology Group

   4.1        Article 4 of the Form of Restated Articles of Organization
              (incorporated herein by reference to Exhibit 4.1 to the Registrant's Registration Statement filed on Form S-1, File No.
              333-1174)

   4.2 Form of Common Stock Certificate (incorporated herein by reference to Exhibit 4.2 to the Registrant's Registration Statement filed on Form S-1, File No. 333-1174)

   4.3        Amended and Restated Shareholders Agreement dated as of August 17,
              1989, as amended, among the Registrant, certain holders of Common
              Stock and the holders of Preferred Stock (incorporated herein by reference to Exhibit 4.4 to the Registrant's Registration
              Statement filed on Form S-1, File No. 333-1174)

   5.1**      Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
              regarding legality

   23.1       Consent of KPMG LLP

   23.2       Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
              (see Exhibit 5.1)

   24.1**     Power of Attorney (included on signature page)

   ----------------
   * To be incorporated by reference herein in connection with the offering of the common stock.
   **  Previously filed.